UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Friedman's Inc.
                        ---------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)


                                    358438109
                                    ---------
                                 (CUSIP Number)

                       Starboard Value & Opportunity Fund
                          666 Third Avenue, 26th Floor
                               New York, NY 10017
                                 (212) 845-7900
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 8, 2005
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                      37-1484524
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,173,566
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,173,566
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,173,566
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.3%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Parche, LLC                                            20-0870632
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     223,834
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        223,834
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    223,834
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Admiral Advisors, LLC                                  37-1484525
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,397,400
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,397,400
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Capital Group, LLC                              13-3937658
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,397,400
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,397,400
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    IA, OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            C4S & Co., LLC                                         13-3946794
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,397,400
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,397,400
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Peter A. Cohen
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,397,400
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,397,400
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgan B. Stark
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,397,400
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,397,400
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jeffrey M. Solomon
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS               OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,397,400
EACH              ___________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,397,400
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 358438109
-------------------

1)    NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Thomas W. Strauss
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                               (b) |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      1,397,400
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              1,397,400
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,397,400
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.4%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                    IN
------------------------------------------------------------------------------

Item 1.           Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock (the "Common Stock"), of Friedman's Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 171 Crossroads Parkway, Savannah Georgia 31422.

Item 2.           Identity and Background.

      (a) - (c) This Statement is being filed by Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, Starboard Value & Opportunity Fund, LLC is the beneficial owner of 1,173,566 shares of Common Stock, representing approximately 5.3% of the shares of Common Stock presently outstanding. Parche, LLC is the beneficial owner of 223,834 shares of Common Stock, representing approximately 1.0% of the shares of Common Stock presently outstanding. The other Reporting Entities are the beneficial owners of, in the aggregate, 1,397,400 shares of Common Stock, representing approximately 6.4% of the shares of Common Stock presently outstanding.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal business and principal office of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal office of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental purposes only.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

      All purchases of Common Stock by the Reporting Entities were made in open market transactions except to the extent set forth below. The transactions effected in the past 60 days are described in the attached Schedule I. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was $32,219.04 by Starboard Value & Opportunity Fund, LLC and $19,839.96 by Parche, LLC.

      Certain shares reported in the Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors an aggregate of 152,250 shares of Common Stock on August 8, 2005 at a per share price of $0.09, equal to the closing price on the Pink Sheets on the date the transaction was completed, or an aggregate of $13,703.00 (excluding commissions and other execution-related costs). The total of 152,250 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $203,229.96 (excluding commissions and other execution related costs). Such transferors did not effect any other transactions in the Common Stock within the 60 days prior to the filing of the Statement. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.           Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of

Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. The Reporting Entities desire to engage in discussions with management and the Board of Directors of the Company, as well as Harbert Distressed Investment Master Fund, Ltd., the proposed plan investor, the Company's credit committee, the Company's debtholders, other stockholders and other third parties that may be relevant to the Reporting Entities' investment concerning the business, operations and future plans of the Company

      Depending on various factors including, without limitation, the willingness of the foregoing persons to meet with the Reporting Entities, the Company's financial position and business strategy, the progress of the Company's Chapter 11 cases, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, opposing the Company's bankruptcy reorganization plan, proposing a competing plan, seeking Board representation, making proposals concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.           Interest in Securities of the Issuer.

      (a) As of the date hereof, each of Starboard Value & Opportunity Fund, LLC and Parche, LLC beneficially own 1,173,566 and 223,834 shares of Common Stock, respectively, constituting approximately 5.3% and 1.0%, respectively, of the shares of Common Stock presently outstanding based on the 21,951,000 shares of Common Stock reported by Bloomberg.com to be issued and outstanding on August 11, 2005 (the "Issued and Outstanding Shares"). As the Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 1,173,566 shares and the 223,834 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,397,400 shares, constituting approximately 6.4% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 1,173,566 shares and the 223,834 shares of Common Stock owned by Starboard Value & Opportunity Fund and Parche, LLC, respectively, representing an aggregate of 1,397,400 shares, constituting approximately 6.4% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 1,173,566 shares and the 223,834 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,397,400 shares, constituting approximately 6.4% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 1,173,566 shares and the 223,834 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,397,400 shares, constituting approximately 6.4% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 1,173,566 shares and the 223,834 shares owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), except that Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) No person identified in Item 2 hereof has effected any transaction in shares of the Common Stock during the 60 days preceding the date hereof, except to the extent disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None

Item 7.     Material to be Filed as Exhibits.

Exhibit No.             Exhibit Description

--------------------------------------------------------------------------------
99.1             Agreement of Joint Filing among
                 Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC,
                 Peter A. Cohen, Morgan B.  Stark, Jeffrey M. Solomon and
                 Thomas W. Strauss dated August 16, 2005.
--------------------------------------------------------------------------------
99.2             Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas
                 W. Strauss and Jeffrey M. Solomon dated March 11, 2005.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 16, 2005

                                      STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                      By: Admiral Advisors, LLC, its managing
                                          member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      PARCHE, LLC
                                      By: Admiral Advisors, LLC, its managing
                                          member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      ADMIRAL ADVISORS, LLC
                                      By:  Ramius Capital Group, LLC, its
                                           sole member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Authorized Signatory


                                      RAMIUS CAPITAL GROUP, LLC
                                      By:  C4S & Co., LLC, its Managing Member


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member

                                      C4S & CO., LLC


                                      By: /s/ Jeffrey M. Solomon
                                         --------------------------------------
                                      Name:  Jeffrey M. Solomon
                                      Title: Managing Member


                                      /s/ Jeffrey M. Solomon
                                      -----------------------------------------
                                      Jeffrey M. Solomon, individually and as
                                      attorney-in-fact for Peter A. Cohen,
                                      Morgan B. Stark, and Thomas W. Strauss


                                   SCHEDULE I

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker except for the transaction described in Item 3 above.


Shares purchased by Starboard Value & Opportunity Fund

               Number of
Date            Shares              Price Per Share            Cost(*)
----           ---------            ---------------          -----------
8/8/2005        190,680                   0.090               $17,161.20
8/9/2005         67,200                   0.085               $ 5,712.00
8/10/2005        84,000                   0.085               $ 7,140.00
8/15/2005        33,936                   0.065               $ 2,205.84


Shares purchased by Parche, LLC

               Number of
Date            Shares              Price Per Share            Cost(*)
----           ---------            ---------------          -----------
8/8/2005        188,570                   0.090               $16,971.80
8/9/2005         12,800                   0.085               $ 1,088.00
8/10/2005        16,000                   0.085               $ 1,360.00
8/15/2005         6,464                   0.065               $   420.16


------------

(*) Excludes commissions and other execution-related costs.

  EXHIBIT 99.1

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  August 16, 2005


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member

                                       C4S & CO., LLC


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                       Jeffrey M. Solomon, individually and as
                                       attorney-in-fact for Peter A. Cohen,
                                       Morgan B. Stark, and Thomas W. Strauss

                                                                   EXHIBIT 99.2


                                POWER OF ATTORNEY


      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005



                                       /s/ Peter A. Cohen
                                       --------------------------------
                                       Peter A. Cohen



                                       /s/ Morgan B. Stark
                                       --------------------------------
                                       Morgan B. Stark



                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon



                                       /s/ Thomas W. Strauss
                                       --------------------------------
                                       Thomas W. Strauss